China VoIP & Digital Telecom, Inc.

RM 508, No. 786 Xinluo Street

High-Tech Industrial Development Zone

Jinan, China

April 17, 2008

Securities Exchange Commission

Barbara C. Jacobs

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:

China VoIP & Digital Telecom, Inc. Registration Statement on Form S-1 Filed February 1, 2008

File No. 333-149023

Form 10-KSB/A for Year Ended December 31, 2006 Filed November 19, 2007

File No. 333-131017

Dear Ms. Jacobs:

We represent China VoIP & Digital Telecom, Inc. (the “Company” or “China Voip”). We are in receipt of your letter dated March 4, 2008 regarding the above referenced filing and the following are our responses:

General

1.

Please amend your filing to include appropriately updated financial statements. See Rule 8-08 of Regulation S-X. In addition, disclosure throughout your filing should be updated to conform to the additional information that will be provided in your updated financial statements.

Answer:  We have revised our filing to include appropriately updated financial statements.

2.

Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

Answer:  We have revised our prospectus to detail the total dollar value of the securities underlying the convertible note that we have registered for resale.

3.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to the selling shareholder, any affiliate of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to the selling shareholder and any of its affiliates in the first year following the sale of convertible notes.

Answer:

We have revised our prospectus to provide the tabular disclosure requested.

4.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•

the total possible profit the selling shareholder could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately [in this comment, the reference to "securities underlying the convertible note" means the securities underlying the note that may be received by the person identified as the selling shareholder]:

•

the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note; the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

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if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

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if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

•

 the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

•

 the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

•

the total possible shares the selling shareholder may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholder may receive; and

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 the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Answer:

We have revised our prospectus to provide the tabular disclosure requested.

5.

 Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•

the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholder or any affiliates of the selling shareholder, presented in a table with the following information disclosed separately:

•

market price per share of the underlying securities on the date of the sale of that other security;

•

 the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•

the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•

the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•

the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•

the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Answer:

We have revised our prospectus to provide the tabular disclosure requested.

6.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

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the gross proceeds paid or payable to the issuer in the convertible note transaction;

•

all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 2 above;

•

the resulting net proceeds to the issuer; and

•

the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholder or any affiliates of the selling shareholder that is disclosed in response to comment 3 and comment 4 above.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure — as a percentage — of the total amount of all possible payments as disclosed in response to comment 2 above and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to comment 3 above divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Answer:

We have revised our prospectus to provide the tabular disclosure requested.

7.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•

the date of the transaction;

•

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

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the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholder, affiliates of the company, or affiliates of the selling shareholder;

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the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

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the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholder, affiliates of the company, or affiliates of the selling shareholder, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•

the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•

the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Answer:

We have revised our prospectus to provide the tabular disclosure requested.

8.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•

the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholder, affiliates of the company, and affiliates of the selling shareholder;

•

the number of shares registered for resale by the selling shareholder or affiliates of the selling shareholder in prior registration statements;

•

the number of shares registered for resale by the selling shareholder or affiliates of the selling shareholder that continue to be held by the selling shareholder or affiliates of the selling shareholder;

•

the number of shares that have been sold in registered resale transactions by the selling shareholder or affiliates of the selling shareholder; and

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the number of shares registered for resale on behalf of the selling shareholder or affiliates of the selling shareholder in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Answer:

We have revised our prospectus to provide the tabular disclosure requested.

9.

Please provide us, with a view toward disclosure in the prospectus, with the following information:

•

whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

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whether — based on information obtained from the selling shareholder — the selling shareholder has an existing short position in the company's common stock and, if the selling shareholder has an existing short position in the company's stock, the following additional information:

the date on which the selling shareholder entered into that short position; and

the relationship of the date on which the selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Answer:

We have revised our disclosure to include the disclosure requested.

10.

Please provide us, with a view toward disclosure in the prospectus, with:

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 a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•

copies of all agreements between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Answer:

We have revised the prospectus to provide the disclosure requested.

11.

Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Stockholders" section of the prospectus.

Answer:

We have revised the prospectus to provide the disclosure requested.

12.

You refer throughout your registration statement to the "selling stockholders" and "each selling stockholder," but Castlerigg is the only selling stockholder identified. Please revise these and other similar references throughout your filing to reflect that there is a sole selling stockholder.

Answer:

We have revised the registration statement to reference the sole selling stockholder.

Management, page 25

Executive Officers and Directors, page 25

13.

Revise to provide disclosure regarding your directors' and officers' business experience for the past five years pursuant to Item 401(e) of Regulation S-K. Your disclosure should provide information for a complete, continuous five-year period, not portions of that period.

Answer:

We have revised the disclosure regarding our directors’ and officers’ business experience to include information for a continuous five-year period for each individual .

Executive Compensation, page 27

14.

Please revise your filing so that the executive compensation disclosure conforms to the requirements of Item 402 of Regulation S-K. See SEC Release 33-8732A, dated November 7, 2006.

Answer:

We have revised the registration statement so that the executive compensation disclosure conforms to the requirements of Item 402 of Regulation S-K.

Signatures, page 11-7

15.

We note the filing does not include the signature of your controller or principal accounting officer, or someone so designated. Please include this signature in your amended Form S-1. If Li Kunwu, the chief accounting officer and chief financial officer, also serves as the controller or principal accounting officer, he should be identified as such on the signature page of the registration statement. See Instructions 1 and 2 to the Signatures section of Form S-1.

Answer:

We have revised the registration statement to include the signature of our Principal Accounting Officer.

Form 10-KSB/A

Item 8A. Controls and Procedures

16.

We note that the statement that your CEO and CFO concluded that your disclosure controls and procedures "were effective in promptly alerting them to material information relating to the Company... required to be included in the Company's periodic reports." Your disclosure does not provide the appropriate definition of "disclosure controls and procedures" as defined in Exchange Act Rule 13a-15(e). In this regard:

•

Please confirm to us that your disclosure controls and procedures are effective at the reasonable assurance level with respect to controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and are accumulated and communicated to your management,including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

•

In addition, please revise your future filings to state the full definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective or ineffective.

Answer:

We have revised the 10-KSB to state the full definition of disclosure of our controls and procedures.

Item 10. Executive Compensation, page 27

17.

Refer to comment 14 above and revise the Item 402 disclosure in your Form 10-K as appropriate.

Answer:

We have revised the 10-kSB to include the appropriate Item 402 disclosure.

Finally, we acknowledge the following:

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the company is responsible for the adequacy and accuracy of the disclosure in the filings;

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staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

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the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CHINA VOIP & DIGITAL TELECOM, INC.

By:	/s/ Li Kumwu
Li Kunwu
President and Chief Executive Officer